UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on refineries sale

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Rio de Janeiro, February 11, 2021 - Petróleo Brasileiro S.A. – Petrobras, regarding a piece of news published on the media about the sale of the refineries, clarifies that the dates for the signing of the purchase and sale contracts and for their effective transfer to the buyers (respectively signing and closing) are internal estimates subject to alterations, since they depend on many variables and can change according to the timeline of each project and the evolution of the negotiations. As for the closing of the transactions, it is worth noting that their consummation also depends on external approvals such as the Brazilian Administrative Council for Economic Defense (CADE) and other regulatory agencies that may be necessary.

It is worth clarifying that the signing of RLAM (Landulpho Alves Refinery), in Bahia, whose sale process is at a more advanced stage in relation to the other refineries, is still subject to deliberation by the company's Executive Board and Board of Directors, as disclosed on February 8, 2021.

Petrobras reaffirms its commitment to a broad transparency of its divestment projects and portfolio management and reinforces that the main stages of divestments are disclosed to the market in accordance with its Divestment Guidelines, validated by the Federal Court of Accounts (TCU), which is based on Decree 9,188/17, and that these rules do not require the disclosure of internal schedules.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer